UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 25, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or the "Company")

Withdrawal of resolutions relating to potential equity capital raising approvals

Johannesburg, Thursday, 25 January 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) advises the withdrawal of special resolution number 5 and ordinary resolution number 5, included in the circular and notice of meeting to Harmony shareholders, dated 7 December 2017.

The resolutions have been withdrawn as they are no longer required given the reduction in size of the potential capital raising from up to US$200 million to approximately US$100 million, as announced by Harmony on 6 December 2017. In respect of the foregoing, a brief background is set out under the caption: “Summary of events”, at the end of this announcement.

The General Meeting of the Shareholders will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa at 11:00 (South African Standard Time) on Thursday, 1 February 2018.

“The upcoming general meeting, to approve the Moab Khotsong transaction is an important step towards enhancing Harmony’s gold portfolio. After careful consideration of Harmony’s cash resources and strong production performance the potential equity capital raising was reduced to US$100 million (from US$200 million) as announced on 6 December 2017. The reduced potential equity capital raising has led to the withdrawal of the resolutions (relating to potential equity capital raising approvals) as they are no longer considered necessary for Harmony’s purposes of raising equity capital for the Moab Khotsong transaction”, said Peter Steenkamp, chief executive officer.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

25 January 2018

Transaction sponsor: UBS

JSE Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

South African Legal Advisor: Bowmans

Summary of events

i) Acquisition announcement

On 19 October 2017, Harmony announced the proposed acquisition of the Moab Khotsong operations, which includes the Great Noligwa underground mine and related infrastructure from AngloGold Ashanti Limited for a consideration of US$300 million in cash. US$100 million of the offer consideration was to be settled from Harmony's existing debt facilities and the remaining US$200million was to be funded through a fully underwritten bridge loan facility.

ii) Update on funding of the Moab Khotsong acquisition announcement

On 6 December 2017, Harmony announced that, it expected to refinance the US$200 million bridge loan facility through up to US$100 million from internal cash resources and approximately US$100 million through a potential equity capital raise.

iii) Availability and posting of circular to shareholders, including notice of general meeting

The circular to Harmony shareholders, including a notice of general meeting, dated 7 December 2017 included potential equity capital raising resolutions to: (a) allow for the issue of Harmony ordinary shares equal to or in excess of 30% of the voting power of all the ordinary shares in issue and such authority also includes the authority to allot and issue any ordinary shares in the authorised but unissued share capital of the Company to any underwriter(s) of the potential equity capital raising; and (b) to waive the mandatory offer provisions of the Companies Act, 2008 that would be applicable in circumstances where one or more of the underwriters, pursuant to their underwriting obligations under the potential equity capital raising, either alone or together with related or inter-related parties or concert parties, have acquired such number of shares that would entitle them to exercise at least 35% of the voting power of all the ordinary shares of the Company in issue.

Special resolution number 5 and ordinary resolution number 5 have been withdrawn as part of this announcement, dated 25 January 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 25, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director